UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Corning Incorporated

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

219350105

(CUSIP Number)

January 15, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☒ Rule 13d–1(c)

☐ Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

CUSIP No. 219350105	Page 2 of 5

(1)	Names of reporting persons Samsung Display Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Republic of Korea

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 115,000,000
	(6)	Shared voting power 0
	(7)	Sole dispositive power 115,000,000
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 115,000,000 (1)_
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 13.0%(2)
(12)	Type of reporting person (see instructions) CO

(1)

Consists of 2,300 shares of Series A Convertible Preferred Stock, par value $100 (“Preferred Stock”), of Coring Incorporated, a New York corporation (the “Issuer”). Each share of Preferred Stock is convertible into 50,000 shares of the Issuer’s Common Stock, par value $0.50 per share (“Common Stock”).

(2)	Based on 768,049,647 shares of Common Stock issued and outstanding as of January 15, 2021 and assuming the conversion of the Reporting Person’s Preferred Stock into Common Stock.

SCHEDULE 13G	Page 3 of 5

Item 1(a) Name of issuer:

Corning Incorporated (the “Issuer”)

Item 1(b) Address of issuer’s principal executive offices:

One Riverfront Plaza

Corning, New York 14831

2(a) Name of person filing:

Samsung Display Co., Ltd. (the “Reporting Person”)

2(b) Address or principal business office or, if none, residence:

1, Samsung-ro, Giheung-gu, Yongin-si, Gyeonggi-Do, 17113, Republic of Korea

2(c) Citizenship:

Samsung Display Co., Ltd. is a company organized under the laws of the Republic of Korea.

2(d) Title of class of securities:

Common Stock

2(e) CUSIP No.:

219350105

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)

☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows (5) – (11) of the cover page and is incorporated herein by reference.

The percentages used in this Statement are calculated based upon 768,049,647 shares of Common Stock issued and outstanding as of January 15, 2021 and assumes the conversion of the Reporting Person’s Preferred Stock to Common Stock.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of his or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Exhibits

Exhibit A - Limited Power of Attorney

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2021	Samsung Display Co., Ltd.

/s/ Asad Salahuddin
Asad Salahuddin, Attorney-in-fact

Exhibit A

LIMITED POWER OF ATTORNEY

Know all by these present, that the undersigned hereby constitutes and appoints Spencer Young and Asad Salahuddin (each, an “Attorney-in-fact”) at Paul Hastings LLP, or any of them acting singly and with full power of substitution, the undersigned’s true and lawful attorney-in-fact to:

1. submit to the Securities and Exchange Commission (the “SEC”) a Form ID Application Acknowledgement on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) of the SEC, including any amendments thereto, and any other documents necessary or appropriate to obtain EDGAR codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by Sections 13(d), 13(g) or Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other rule or regulation of the SEC.

2. execute for and on behalf of the undersigned, in the undersigned’s capacity as a beneficial owner, director and/or officer, as applicable, of Samsung Display Co., Ltd. (the “Company”), (a) Schedules 13D and 13G (and any amendments thereto) in accordance with Sections 13(d) and 13(g) of the Exchange Act and the rules promulgated thereunder, (b) Forms 3, 4, and 5 (and any amendments thereto) in accordance with Section 16(a) of the Exchange Act and the rules thereunder, and (c) any other forms or reports the Company may be required to file in connection with the Company’s ownership of equity interests in Corning Incorporated;

3. do and perform any and all acts for and on behalf of the undersigned and the Company which may be necessary or desirable to complete and execute any such Schedule 13D, Schedule 13G, Form 3, 4, or 5, or other form or report (or any amendment thereto), and timely file such schedule, form or report with the SEC and any stock exchange or similar authority; and

4. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such Attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such Attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such Attorney-in-fact may approve in such Attorney-in-fact’s discretion.

The undersigned hereby grants to the Attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such Attorney-in-fact, or such Attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the Attorney-in-fact, in serving in such capacity at the request of such undersigned, is not assuming any of such undersigned’s responsibilities to comply with Section 13 and Section 16 of the Exchange Act.

This Power of Attorney with respect to the undersigned shall remain in full force and effect until the earlier of (a) the Company is no longer required to file Schedules 13D and 13G and Forms 3, 4, and 5 with respect to its beneficial ownership of equity interests in Corning Incorporated, (b) January 31, 2022, or (c) with respect to the Attorney-in-fact, such Power of Attorney is revoked by the undersigned in a signed writing delivered to such Attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has executed this Limited Power of Attorney as of this 31st day of January, 2021.

Signed and acknowledged:

Samsung Display Co., Ltd.

By:	/s/Youngjae Lim
Name:	Youngjae Lim
Title:	Authorized Signatory

[Signature Page to Limited Power of Attorney]